The Clorox Company 2006 Annual Report to Shareholders and Employees

Making Life Easier, Healthier and Better



CLOROX
Disinfecting WIPES
Kitchen

Financial Highlights

Net Sales
(in millions)

02	03	04	05	06
$3,859	$3,986	$4,162	$4,388	$4,644

Adjusted Operating Profit[1]
(as a percent of net sales, on a rounded basis)

02	03	04	05	06
18%	19%	19%	19%	17%

Net Cash Provided by Operations
(in millions)

02	03	04	05	06
$876	$803	$899	$765	$522

Net Earnings[2]
(in millions)

02	03	04	05	06
$322	$493	$549	$1,096	$444
$304	$461	$490	$517	$443

Diluted Net Earnings Per Share[2]

02	03	04	05	06
$1.37	$2.23	$2.56	$6.11	$2.90
$1.29	$2.08	$2.28	$2.88	$2.89

Return on Invested Capital[3]

02	03	04	05	06
12.5%	13.9%	13.5%	13.9%	13.3%

1. Adjusted operating profit – A non-GAAP measure calculated as gross profit less selling and administrative expenses, advertising costs, and research and development costs. See reconciliation of the adjusted operating profit as set forth in Exhibit 99.3 to the company's Annual Report on Form 10-K for the fiscal year ended June 30, 2006.
2. The shaded area represents continuing operations.
3. Return on invested capital is a non-GAAP measure based on after-tax adjusted operating profit (excluding restructuring and intangible amortization in cost of goods sold) divided by average invested capital. See reconciliation of the earnings used in this calculation as set forth in Exhibit 99.3 to the company's Annual Report on Form 10-K for the fiscal year ended June 30, 2006.



Fellow Shareholders and Employees

It has been an honor and a privilege to serve as The Clorox Company's interim CEO and chairman since March.

The Clorox board is composed of directors with broad business backgrounds and distinguished careers, who bring independent perspectives to the boardroom and an unwavering commitment to safeguarding the trust of shareholders and employees. Our primary role is to provide corporate governance, particularly in the area of management oversight, including succession planning. We take those responsibilities very seriously. As part of the succession-planning process, the company maintains a contingency plan in the event the CEO is temporarily incapacitated.

In March, the board was called upon to implement its succession plans following the heart attack of chairman and CEO Jerry Johnston and his subsequent decision to retire from his positions. Our commitment to succession planning enabled us to immediately appoint an interim leader and, under the terms of our corporate succession plan, form a search committee to conduct an internal and external search for the best possible individual to lead your company.

I am very pleased to report that, after a comprehensive search, the board named Donald R. Knauss the company's new chairman and chief executive officer, effective in October 2006. Don has a depth of experience in the consumer products industry, and he is perfectly suited for Clorox as we drive to grow our business. Throughout his career, he has established himself as a change agent. Businesses have grown and flourished under his leadership, and he achieves results in a way that engages and brings the entire organization along with him. Don knows how to lead customer- and consumer-focused organizations, and he has a great, no-nonsense style that's well suited to the Clorox culture. Don will lead from a solid foundation made even stronger during Jerry's tenure. While at the helm only three years, Jerry leaves indelible marks as Clorox's chairman and CEO, not the least of which are clarity of the company's strategies and the outstanding executive team he assembled. All of the directors have tremendous confidence in the company's strategies and the executive committee. The executive team has done an excellent job leading the company's business forward during this period. Their leadership, passion and dedication – along with that of Clorox people everywhere – are clearly evident in the company's fiscal 2006 results.

2006: A Solid Year in a Difficult Environment

Clorox had another good year in fiscal 2006.

> We grew sales by 6 percent to $4.6 billion, ahead of our annual growth goal of 3 percent to 5 percent.

> We introduced many new or improved products across all of our businesses.

> We generated $111 million in cost savings.

> We delivered earnings per diluted share from continuing operations of $2.89.

> Strong cash flow allowed us to pay down debt issued to finance the fiscal 2005 reacquisition of more than 61 million shares of Clorox stock from a former shareholder.

> Total shareholder return increased 12 percent.

We're pleased that we continued to grow the value of the company for shareholders and deliver on our commitments during a year that presented one of the most challenging cost environments in memory.

In fiscal 2006, we absorbed a staggering $170 million in cost increases, primarily in energy-related operating and raw-material costs. I'm proud of the way Clorox people across the company stepped up to help offset these cost impacts and deliver solid earnings. Our manufacturing, logistics and entire supply-chain organization successfully managed through the impacts of hurricanes Katrina and Rita to ensure adequate supplies of raw materials and keep products flowing to our retail customers. Our cut costs and enhance margins initiative generated a fifth consecutive year of cost savings greater than $100 million. The strength of our brands allowed us to take price increases on a significant portion of the portfolio and boosted sales ahead of our annual target. As expected, price increases have slowed shipments of products in the

Fiscal 2006 Key Results by Operating Segment

	Net Sales	Percent of Company Net Sales	Net Sales Growth	Pretax Earnings Growth
Household Group – North America	$2.1 billion	45%	+5%	+7%
Specialty Group	$1.9 billion	41%	+6%	+6%
International	$0.6 billion	14%	+9%	+5%

Note: Intersegment sales are insignificant. All comparisons are with fiscal year 2005, and pretax earnings exclude the results of discontinued operations.

categories affected. Still, we are confident consumers will remain loyal to our brands and that shipments will return to historical growth trends over time.

While the organization executed our cost-savings and price-increase programs with excellence, the benefits were simply not great enough to fully overcome the margin impact of the cost increases. As a result, gross margin and adjusted operating margin declined versus the prior year. Nevertheless, Clorox people around the world achieved tremendous results in this challenging environment.

I'm especially pleased that despite the year's cost pressures, we remained committed to our strategy, and continued to invest in innovation and other activities that build consumer demand for our products.

Innovation Linked to Consumer Insights Makes Consumers' Lives Easier, Healthier and Better

Fiscal 2006 was another year of strong innovation and investment in core businesses at The Clorox Company as we pursued our mission to build brands that make consumers' lives easier, healthier and better.

Chief among the areas of focus was further developing the company's health-and-wellness platform, by building on the powerful insight that consumers, especially moms, are highly motivated to protect their families from germ-related illnesses. The Clorox® brand, with a 93-year tradition for disinfecting, is the foundation of our health-and-wellness program, and innovation is key to extending the platform. With unscented Clorox® liquid bleach and Clorox® disinfecting wipes as the cornerstones of our health-and-wellness platform, we extended it further with the introduction of Clorox® Anywhere Hard Surface™ daily sanitizing spray in fiscal 2006. This new product kills 99.9 percent of bacteria on hard, nonporous surfaces, yet it's gentle enough to use around children, pets and food, and provides a gentle way for moms to protect their families from the spread of bacteria. The power of this platform is clearly evident: Clorox home-cleaning brands have achieved 18 percent compounded annual sales growth over a five-year period.

Beyond health and wellness, innovation linked to deep consumer insights led to important new product introductions in nearly every business unit. Here are some additional examples:

Charcoal grilling got even better through the introduction of new Kingsford® charcoal with Sure Fire Grooves.™ This new briquet lights more quickly, achieves cooking temperatures faster and cooks longer than our previous product.

Fresh Step® cat litter was reformulated to address the No. 1 unmet consumer need in cat litter: superior odor control. Now with odor-eliminating carbon to help stop the growth of odor-causing bacteria before it starts, the Fresh Step® brand helps keep cat owners' homes smelling better and fresher than ever.

Our International and U.S. businesses made doing the laundry easier through joint development of a premium bleach. Called Clorox® Ropa Blanca® in Latin America and Clorox® UltimateCare™ premium bleach in the U.S., this new bleach delivers all the whitening and stain-removing power of regular Clorox® bleach. At the same time, it's gentle enough to pour directly onto fabrics and its thick, creamy formula in a drain-back bottle reduces splashing.

See pages 6-13 for more information about how our brands make consumers' lives easier, healthier and better.

Building Corporate Capabilities Ensures Our "Right to Win"

Central to Clorox's strategy are our strategic choices in six areas: Consumer, Customer, Cost, People, Process and Partnerships. They represent the critical choices we've made to continue building capabilities across the enterprise that help ensure our right to win with our many leading brands.

The most important choice is the Consumer strategy, which is all about building world-class consumer insights and using them to drive meaningful growth for our brands and categories. As the above discussion illustrates, we made great progress in this area in fiscal 2006. We also made great strides with respect to our other strategy choices:

Cumulative Total Shareholder Return

July 1, 2001, through June 30, 2006 (assumes reinvestment of quarterly dividends)
Peer companies – An average of 19 consumer packaged goods companies used for benchmarking purposes.


Clorox
+100%
Peers
+42%
S&P 500
+13%
2001
2002
2003
2004
2005
2006

Customer: In 2006, we redesigned our customer organization to better align with our customer segmentation and built a solid foundation for delivering high-impact, value-creating services to our retail customers. We worked very closely with our retail partners to devise strategies to grow sales and profitability, which was critically important as we implemented price increases across the portfolio.

Cost: We set new standards for efficiency and effectiveness, delivering $111 million in cost savings through a number of activities including global initiatives to increase manufacturing efficiencies and to optimize product design by reducing nonvalue-adding features and costs.

People: Clorox people are key to ensuring our right to win by continually raising the bar on our performance. As a result, people development has never been a higher priority. In fiscal 2006, we rolled out a more robust individual development planning process for all employees, and we're developing the capability of teams across the organization through high-performance teamwork aimed at boosting success by making the most of the different roles, skills and styles that each person brings to a team.

Process: For the fourth consecutive year, we made further progress against our long-term initiative to improve returns on trade-spending investments through processes that enable better analysis, allowing us to shift funds from less profitable promotional events to more effective ones. In fiscal 2006, trade-spending efficiencies contributed to our results. We also implemented a new process to improve the way we manage product data for everything from raw materials to product formulas through a single system that collects all product data used internally as well as with our vendors and retail customers.

Partnerships: Partnering with third parties to drive growth and create virtual scale is a hallmark of how Clorox competes today, with more than 80 percent of our new products developed or produced through relationships with partners, both big and small.

As these few examples illustrate, Clorox is making great progress in the implementation of our strategy through commitment to the choices we've made and diligent execution.

2007: A Year of Transition Built on a Strong Foundation
Looking ahead, fiscal 2007 is certain to be an exciting year as Don Knauss takes the helm as chairman and chief executive. Don is a talented and capable leader who will build on the company's strong foundation. I know he is as excited as we are about his new role and the opportunity to accelerate the company's growth to a new level.

At Clorox, we remain steadfast in our commitment to drive growth through consumer insights and build brands that make consumers' lives easier, healthier and better — we believe this is the best means to build the value of the company and help deliver top-third shareholder return over the long term.

Thank you for continuing to place your trust in us.

Sincerely,

Robert W Matschullat

Robert W. Matschullat
Interim Chairman and Chief Executive Officer
Sept. 1, 2006

Since March 2006, Robert W. Matschullat has served as The Clorox Company's interim chairman and chief executive officer. He has been a member of the board since 1999; served as presiding director of the board from January 2005 until March 2006; and, prior to that, served as nonexecutive chairman of the board.



Clorox Shareholders and Employees

It's an honor to be named chairman and chief executive officer of The Clorox Company. This is a great company, and I couldn't be more excited by this opportunity for a number of reasons:

First, **Clorox has great brands.** The Clorox Company portfolio includes some of consumers' most trusted brands. The company's mission — building brands that make consumers' lives easier, healthier and better — is a simple but compelling one. It resonates with emerging consumer trends, and, I think, positions the company for significant growth potential.

Second, **Clorox has great people.** In my 25-year career in consumer products, I've encountered many Clorox people at conferences and industry events. Clorox is known for its smart, talented people, and my experience bears that out.

Third, **Clorox has a great culture.** It's a culture based on values that are consistent with my own. And it starts with integrity, which is paramount to me. Over the years, I've heard from countless customers about the integrity of Clorox people, and the company's policies and practices in dealing with retailers. I've also seen how the company operates in the public arena with transparency and honesty. And I've been impressed with the company's commitment to community involvement, which is something I hope to help foster as your new CEO.

Finally, **Clorox has a great board of directors.** As I met and spoke with board members throughout the selection process, I found the board to be composed of highly engaged directors focused on governance and committed to driving the company forward for growth. I look forward to working with them to do just that.

This is an exciting time to take the helm at Clorox. The organization has done a remarkable job building strong leading brands based on deep consumer insight and positioning the company to accelerate growth. I'm looking forward to all that we will do together to grow the value of the company in years to come.

Sincerely,

Donald R. Knauss
Chairman and Chief Executive Officer, effective in October 2006
Sept. 1, 2006

Donald R. Knauss was named chairman and chief executive officer of The Clorox Company, effective in October 2006. As CEO, he will have overall responsibility for directing the company's worldwide business, which generated revenues of $4.6 billion in fiscal year 2006.

Prior to joining Clorox, Knauss spent 12 years with The Coca-Cola Company. He joined the company in 1994 as senior vice president of marketing for The Minute Maid Company, and, in 1996, was promoted to senior vice president and general manager for Minute Maid's U.S. retail operations. Beginning in 1998, he served nearly two years managing Coca-Cola's businesses in 10 countries of Africa. In 2000, he was named president and chief executive officer of The Minute Maid Company. He became president and chief operating officer of Coca-Cola North America and executive vice president of the corporation in 2004.

Knauss previously held a variety of positions in marketing and sales with the Frito-Lay and Tropicana divisions of PepsiCo, Inc. He began his business career as a brand manager in the paper products division at Procter & Gamble. Prior to that, he served as an officer of the United States Marine Corps.

A native of Highland, Ind., Knauss holds a bachelor's degree in history from Indiana University. He serves on the board of trustees for the United States Marine Corp University Foundation and Morehouse College.

Jerry Johnston Leaves an Indelible Mark



Gerald E. "Jerry" Johnston, chief executive officer since July 2003 and chairman since January 2005, retired from his positions in May 2006 following a heart attack in March.

Jerry joined Clorox in 1981 following 10 years with Procter & Gamble. After a series of rapid advancements, he was named vice president of Kingsford Products in 1993. Under his direction, Kingsford charcoal product sales increased nearly 20 percent by 1996 when he was named group vice president and a member of the company's executive committee. In 1999, he was appointed president and chief operating officer, a position he held until 2003 when he was named chief executive officer.

Jerry's career at Clorox spanned 25 years, and he leaves a remarkable legacy. Under his leadership, the company reset its strategic priorities and became reinvigorated with a profound passion for the consumer. Today, Clorox begins and ends with the consumer. Nothing is more important. The consumer is at the center of everything we do; and Jerry challenged the entire organization — people in every level and every role — to understand how they're connected to the consumer and recognize this as the company's most significant source of competitive advantage. While Jerry's contributions to Clorox are many, this may well be the single most important mark he leaves on the company.

Another hallmark of Jerry's leadership is revitalizing the company's commitment to its people. His focus on high-performance teamwork began with the executive team and has gone on to boost performance of leadership teams across the company. He made the company's People strategy a top priority, second only to its focus on the consumer.

Jerry was a champion for building integration and seamlessness across the internal boundaries of businesses and functions. He launched an initiative to create sustainable improvement through process discipline that continues to transform Clorox. But his vision for seamlessness and integration went beyond addressing internal boundaries. Jerry recognized that, over the years, partnerships with other companies had been a key source of growth and that extending our partnering capability could further drive competitiveness through virtual scale. In fiscal 2003, Jerry leveraged this capability through a partnership with Procter & Gamble that established a joint venture for Glad® products. Considered by many to be the most successful alliance in the consumer packaged goods industry, the Glad joint venture has been successfully driving growth and innovation across this business from the outset.

After 25 successful years, Jerry's mark can be found throughout the company. He is a man of vision and was a great leader for Clorox. The entire Clorox family is delighted that Jerry is doing well; nevertheless, we miss his daily presence — it's a presence that will long be felt.

A Healthier Home

Clorox® disinfecting products help families keep germs at bay
What if Clorox provided a healthier world for millions of children and gave parents greater peace of mind? This question is at the heart of one of the company's most significant priorities, our health-and-wellness platform.

Health-and-wellness focus deeply rooted in Clorox history
The importance of health and wellness is deeply rooted in Clorox history. Beginning in the early 1900s, our bottle labels and ads highlighted the disinfecting properties of Clorox® bleach, which was touted as a product that could provide a healthier home. The company expanded our focus on disinfecting products with the introduction of Clorox® Clean-Up® spray cleaner in the early '90s and Clorox® disinfecting wipes in 2000. For many years, the company has also donated Clorox® bleach to disinfect drinking water and assist with general sanitation following natural disasters.

Platform reinforces importance of health and wellness
Clorox took this decades-old focus on health and wellness to a new level about five years ago, when our public relations and research & development teams worked with scientists to study germs and disinfecting in different settings, and used the results to increase consumer awareness. One study in particular, of Clorox® products in day-care centers, strongly supported what we had believed for decades: Disinfecting helps protect against the spread of germs on surfaces that can make kids sick. This work became the catalyst for building health and wellness into a multifaceted platform.

Today we use an integrated approach to communicate the benefits of Clorox® disinfecting products to mothers. Our health-and-wellness program includes television, print and radio ads; a presence on Web sites for new moms; and even branded educational kits provided to day-care centers and elementary schools.

Clorox forms marketing partnership with American Red Cross
For more than 20 years, Clorox has donated money and products to aid the American Red Cross in disaster relief. In July 2006, Clorox established a new marketing partnership with the Red Cross that will help raise additional funds for the organization and extend our health-and-wellness platform. Under a jointly developed partnership statement, "Dedicated to a Healthier World,™" Clorox and the Red Cross will collaborate on marketing and promotional activities such as advertising, retail customer events and joint sponsorship of a NASCAR racecar.

Clorox has pledged $1 million in fiscal 2007 to help the Red Cross continue its lifesaving programs and services, and to increase awareness about the importance of disaster preparedness.

Groundbreaking innovation makes sanitizing gentler
A great example of our health-and-wellness platform in action is the fiscal 2006 launch of Clorox® Anywhere Hard Surface™ daily sanitizing spray. Our marketers and product developers connected an insight about how consumers use great caution in sanitizing and disinfecting, with innovative technology that enables sanitizing in ways people never thought possible.

Clorox® Anywhere Hard Surface™ spray is strong enough to kill 99.9 percent of bacteria found in homes, yet is as gentle as water and can be used around children, pets and food. The product also has no harsh fumes or harmful residues, so consumers can spray it on virtually any nonporous hard surface and walk away without rinsing or wiping.

The power of our health-and-wellness platform is clearly resonating with consumers: Compounded annual sales of Clorox® home-cleaning brands have increased 18 percent over the past five years.


May they share more secrets
and fewer germs.
CLOROX
CLOROX
CLEAN-UP
CLOROX
CLOROX
WIPES
CLOROX
Clorox® disinfecting products kill the germs that may make kids sick*.
CLOROX
Cleaner world. Healthier lives.™
*Use as directed on hard, non-porous surfaces. Keep out of reach of children.

King of the Grill

Kingsford® charcoal with Sure Fire Grooves™ makes superior grilling experience even better

For many years, Kingsford® charcoal has been synonymous with great-tasting barbecue shared by family and friends. But when you're already the market leader, how do you continue to grow the business?

The Kingsford team met this challenge head-on with the January 2006 launch of Kingsford® charcoal with Sure Fire Grooves,™ the most significant innovation to regular charcoal since it was invented in the 1920s.

Our target consumers think of barbecuing as an opportunity to spend quality time with their families and friends, and they prefer the taste of charcoal-grilled foods over those cooked on gas grills. A new and improved Kingsford® charcoal briquet brings this distinctive grilling experience to life for consumers faster and more effectively than before.

New charcoal lights faster and burns longer

The improved charcoal briquet features a specially grooved shape to provide air channels and a greater surface area, enabling quicker heating and more even burning. As a result, the new Kingsford® charcoal lights 38 percent more easily, is ready for cooking 22 percent sooner and burns 13 percent longer. In addition to optimizing the shape of the product, the team also improved the formula. It all adds up to making a superior charcoal-grilling experience even better.

Communicating the benefits attracts new consumers

The Kingsford team launched a comprehensive campaign designed to increase the frequency with which current Kingsford® charcoal users grill, as well as to attract new consumers. Communications with consumers support this goal by emphasizing the benefits of Kingsford® charcoal with Sure Fire Grooves™ and creating an emotional connection to the distinctive charcoal-grilling experience.

The campaign includes new television advertising, participation in barbecue competitions, and other promotional activities, such as Kingsford's sponsorship of NASCAR, that link barbecuing with popular pastimes.

Retailers reinforce key messages through in-store advertising and displays of Kingsford® charcoal with complementary grilling products in high-traffic areas such as the meat department.

To generate excitement about the new product improvement among grilling influencers, the Kingsford team invited a group of chefs, barbecue experts and food editors from all over the country to spend a weekend at an Arizona ranch. Dubbed Kingsford University, the event immersed participants in the grilling experience.

Kingsford University "professors" provided a history of the Kingsford® brand, gave cooking demonstrations with the new product, and shared new tips and techniques. Kingsford University generated significant media interest. The program was so successful that the team plans to expand it to retail customers and consumers in fiscal 2007.

Product improvement drives record shipments

Kingsford® charcoal with Sure Fire Grooves™ is already delivering outstanding results. In the fiscal fourth quarter — the peak period for our charcoal business — the company delivered all-time-record shipments of Kingsford® charcoal, and achieved the highest dollar market share at U.S. food, drug and mass-merchandise retail outlets in the history of the brand.


IT'S TIME TO
COOKOUT!
Wish you were here.
Time for the first cookout of the season!
READY FASTER
KINGSFORD
The Original
GLAD
WARE
Interlocking Lids
Ranch
Masterpiece
GLAD
Press'n Seal
Freezer
Enter today for a chance to WIN an
Outdoor Audio/Video System
and Deluxe Charcoal Grill!

The Odor Eliminator

Breakthrough Fresh Step® cat litter technology tackles top consumer need

Cat lovers everywhere can breathe a sigh of relief. Literally. In fiscal 2006, Fresh Step® cat litter brought to market a breakthrough product improvement that addresses the No. 1 unmet consumer need — odor control — with the most significant innovation in the category since the introduction of scoopable cat litter more than two decades ago.

Product developers unleash odor-fighting strength of activated carbon

New Fresh Step® scoopable cat litter takes a huge technological leap forward with activated carbon, a material that actually neutralizes odors before they leave the box. Used as a freshening ingredient in household products such as air and water filters, activated carbon acts like a magnet for odors.

The challenge was to make cat litter with activated carbon consumer-friendly. In particular, how could we keep cats from tracking black powder from the carbon out of the litter box? Our product developers found a way to address this concern, and the new product improvement was brought to market only 11 months after the project was kicked off.

Integrated marketing brings carbon power to the people

To get the word out about the benefits of Fresh Step® cat litter with activated carbon, our marketing and public relations teams developed a fully integrated marketing communications program that brings a single, consistent message to consumers: Activated carbon is so effective at keeping odors from leaving the litter box, it's almost like not having one at all.

A humorous advertising campaign suggests that some felines may even need a little help finding the litter box. In a popular new television spot, for example, a bloodhound puts his nose to work assisting a perplexed house cat. When tested with more than 7,800 other TV ads for consumer-product categories, the spot ranked among the top 5 percent for advertising effectiveness. The product improvement was also strongly supported by our retail partners, who provided a high level of merchandising support behind the launch.

Still, the Fresh Step team knew that consumers had heard claims about improved cat litter before that didn't actually provide much of a difference in performance. To help convince any skeptics still out there, they developed a compelling in-store product demonstration — using garlic oil instead of the real stuff — to give consumers a first-hand whiff of the powerful new technology.

Consumers love it

According to an in-home use test, 60 percent of target consumers preferred Fresh Step® scoopable cat litter with activated carbon over the old version. And although the product improvement is still relatively new to market, initial results have been remarkable.

The first month after the launch of the new advertising, the Fresh Step business recorded its highest monthly gain in market share in three years. Product shipments in the second month were 50 percent higher than the previous year, driving the Fresh Step business to exceed its volume goals for the year.




©2006 The Clorox Pet Products Company.
Premium
Fresh Step
Scoopable
Odor Eliminating Carbon
It's hard to find your litter box if you can't smell it.
freshstep.com

Common Scents

Regional business approach takes Poett® and Mistolín® scented cleaners to new heights

In Latin America, our target consumer doesn't just want cleaning products to clean well, she wants them to smell good, too. She sees fragrance as a reflection of herself, a finishing touch that helps her set the mood for a happy home. Enter Poett® and Mistolín® cleaners.

In the mid-1990s, Clorox's Latin America business rapidly expanded as we established a stronger presence in the region. Among the more than two dozen product lines we acquired were the Poett® and Mistolín® brands of scented home-cleaning products.

With these acquisitions, the company bolstered its presence in the home-cleaning market. However, Poett® and Mistolín® at the time were geographically fragmented businesses with opportunity for growth and margin improvement. Adding to this factor were severe economic downturns and political upheaval over the next few years.

Streamlining brands cuts costs and enables new innovation process

The challenge was to enhance margins and create a base for future growth with consumers. Armed with the insight that the target consumers of Poett® and Mistolín® cleaners throughout Latin America shared a similar fondness for fragrance, the team set out to revitalize the brands and expand the business geographically.

The first step was to take a more regional approach to the businesses. The team established a single, unified brand promise and a premium marketing position for Poett® and Mistolín® products across the region. They optimized packaging by centralizing suppliers and converting to one type of bottle and label for all countries. In addition, they invested in more compelling package design and graphics, while cutting spending on items that didn't add value.

The team also optimized fragrances. They moved to a single product formula and manufacturing process, as well as eliminated redundant fragrance variations that were resulting in higher costs and lower margins.

Streamlining the brands translated into significant cost savings and laid the foundation for regional innovation. Multifunctional teams developed a standardized innovation process that could be applied and repeated frequently across geographies for the brands.

Marketing program taps into consumers' emotional connection with fragrance

More importantly, the team ensured that each fragrance leveraged insight into the hearts and minds of our target consumer. For example, the marketing for the Brisa Polar,® or Polar Breeze, scent creates an emotional connection between the consumer's desire for peace, tranquility and fresh air, and the suggestion of the pure scent of glaciers and mountain breezes. A whimsical television spot for the Brisa Polar® fragrance depicts an empty bottle being carried by the wind through a rustic landscape, literally bottling the mountain air at the source.

True to the unified brand promise and positioning, the same marketing is used for the Poett® and Mistolín® brands. Only the name is different.

Revitalized brands grow sales and capture market share

Taking a regional approach has enabled the significant growth and profitability of the Poett® and Mistolín® businesses throughout Latin America. Over the past six years, sales have increased significantly. Today, the brands hold the No. 1 or No. 2 market share among scented, dilutable cleaners in almost all Latin America markets where they are sold. This approach has also allowed the team to introduce a range of innovative new fragrances and product extensions such as a recently introduced line of instant air fresheners.


mistolín
Brisa Polar
mistolín
Brisa Polar
Nuevo Mistolín
Brisa Polar

Our Commitment to Social Responsibility

At Clorox, we believe the long-term health of our company depends on maintaining high standards of business conduct, integrity, safety, quality, and respect for people and the environment. We strive to live up to the following principles:

> We are committed to ethical business practices and high standards of governance and compliance.

> We provide a safe, healthy work environment where people are treated with fairness, dignity and respect.

> We expect our business partners to live up to our standards.

> We market safe, high-quality products that make people's lives easier, healthier and better.

> We recognize the importance of conserving our environment and strive to find sustainable solutions.

> We are committed to improving the quality of life in our communities.

Following are a few examples of how Clorox people helped bring some of these principles to life in fiscal 2006.

1. The West Virginia Department of Environmental Protection recognized our Kingsford® manufacturing facility in Parsons, W. Va., with a 2006 Environmental Excellence Award. Ours was the only facility in the state with more than 100 employees to be honored. From left: Plant Manager Lonnie Wolfe, West Virginia DEP Director Stephanie Timmermeyer, Governor Joe Manchin III and Plant Engineering Manager Scott Stephenson.

2. Our manufacturing plant in Jackson, Miss., lent a hand to Habitat for Humanity's "Operation Home Delivery" for Hurricane Katrina victims (from left: employees Sheron Russell and Patricia Wynn). In addition to the generous relief efforts of our Jackson and Houston plants, the company responded to hurricanes Katrina and Rita by donating more than 75,000 gallons of bleach, 1.1 million Glad® trash bags, 29,000 bottles of Pine-Sol® cleaner, 75,000 canisters of Clorox® disinfecting wipes, 17,000 bottles of Formula 409® cleaner, 40,000 pounds of Scoop Away® cat litter and $250,000 in aid to the American Red Cross.

3. For the past 15 years, employees at our Oakland headquarters have organized an annual auction to support the Marcus A. Foster Educational Institute, which helps fund innovative programs and initiatives for public school students. In its first year, the auction raised $600. In fiscal 2006, with hundreds of donated items from Clorox employees and local businesses, the event (auctioneer Laurence Grunberg pictured) raised more than $60,000. The proceeds are helping 35 students get a college education.

4. A team of 30 Clorox volunteers helped repair houses in Oakland, Calif., through the nonprofit organization Rebuilding Together Oakland, which rehabilitates the homes of low-income elderly and disabled people.

5. Our Alpharetta, Ga., office hosted a community day to raise money and recruit volunteers for local nonprofit organizations in the greater Atlanta community. Funded in part by The Clorox Company Foundation, the event was held at Lazarus House, a nonprofit outreach organization dedicated to fighting homelessness, hunger and poverty. Clorox employees Candi Hunt (left) and Miriam Lewis welcomed nearly 400 attendees to the event, which featured food, entertainment, games, information, a blood drive and more. Enough money was raised to feed more than 300 families.

6. We foster a culture of safety at our facilities worldwide. Plants that achieved more than two years without a lost-time accident included: Springfield, Ore. (11 years); Tampa, Fla. (six years); Paulsboro, N.J. (three years, and only one in the past 14 years); Belle, Mo. (nearly three years); Painesville, Ohio (32 months); Orangeville, Ontario (three years); Cerrillos, Chile (nearly six years); Lima, Peru (four years); San Juan and Pilar (pictured), Argentina (four years); Padstow, New South Wales, Australia (three years); Cali, Columbia (30 months); and Auckland, New Zealand (30 months).


1.


2.


SEGURIDAD
CLOROX ARGENTINA
PLANTA PILAR
(LTA)
Dias sin accidentes 1484
Fecha del ultimo accidente 14/5/02
SEGURIDAD
6.


Live Auction items
3.


5.


GLAD
Rebuilding
Together.
Oakland
4.

Product List

Household Group – North America

Auto Care



Armor All®	Protectants, cleaners and wipes; tire- and wheel-care products; car washes and waxes
STP®	Son of a Gun!® Tire Glaze® and protectants, fuel and oil additives, functional fluids
Tuff Stuff®	Foam cleaner, spot and stain remover

Water Filtration

Brita®	Pitchers and faucet-mount systems, disposable kitchen and bathroom systems, replacement filters

Laundry Additives



Clorox®	Liquid bleach, UltimateCare™ premium bleach, Advantage® splash-less liquid-gel bleach, Bleach Pen® gel, Oxi Magic™ multi-purpose stain remover spray and powder
Clorox 2®	Bleach for colors

Home Cleaning



Clorox®	Disinfecting wipes and spray, toilet-bowl cleaners, disinfecting bathroom cleaner, outdoor bleach cleaner, Anywhere Hard Surface™ daily sanitizing spray, Clean-Up® spray cleaner, BathWand system, ToiletWand™ system, ReadyMop® system
Formula 409®	All-purpose kitchen and glass & surface daily cleaners, carpet spot- and stain-remover spray and aerosol
Handi-Wipes®	Cloths, Heavy Wipes® cloths
Lestoil®	Heavy-duty cleaner
Liquid-Plumr®	Build-up remover, Foaming Pipe Snake® and Kitchen™ clog removers, Power Jet™ instant clog remover, septic-system treatment
Pine-Sol®	Dilutable, all-purpose spray and floor-spray cleaners
S.O.S®	Steel-wool pads and sponges, Tuffy® scrubbers
Tilex®	Mold and mildew, Mildew Root™ and soap-scum removers; Fresh Shower® cleaner

Professional Products

Clorox®	Disinfecting wipes, ReadyMop® system, ToiletWand™ system
Commercial Solutions®	Clorox® germicidal wipes and spray, Ultra Clorox® germicidal bleach, Clorox® Clean-Up® disinfectant cleaner with bleach, disinfecting spray, disinfecting toilet-bowl, bathroom and all-purpose cleaners, Clorox® Anywhere Hard Surface™ daily sanitizing spray; Pine-Sol® cleaners; Formula 409® cleaners; Tilex® instant mildew remover and soap-scum remover
Glad®	Bags and wraps
Hidden Valley®	Dry dressing mixes
K C Masterpiece®	Barbecue sauces, marinades, seasonings
Kingsford®	Charcoal briquets with Sure Fire Grooves,™ charwood
Kitchen Bouquet®	Browning and seasoning sauce
Lestoil®	Concentrated heavy-duty cleaner
Liquid-Plumr®	Heavy-duty clog remover, Power Jet™ instant clog remover,
S.O.S®	Detergent, pads, scrubber sponges
Wash'n Dri®	Moist disposable towelettes

Specialty Group

Bags, Wraps & Containers



Glad®	Food-storage and freezer bags, cling wrap, Press 'n Seal® wrap, OvenWare containers, indoor and outdoor trash bags, ForceFlex® trash bags, OdorShield® trash bags
GladWare®	Food-storage containers

Charcoal



Kingsford®	Charcoal briquets with Sure Fire Grooves,™ charwood, Match Light® charcoal briquets, BBQ Bag® single-use charcoal briquets, wood chips, charcoal lighter fluid

Dressings, Sauces & Seasonings



Hidden Valley®	Bottled and dry salad dressings, dip mixes, Salad Crispins® seasoned croutons
K C Masterpiece®	Barbecue sauces, marinades, seasonings
Kitchen Bouquet®	Browning and seasoning sauce

Cat Litter



Ever Clean®	Clumping cat litter, cat litter plus multi-crystals
EverFresh®	Cat litter with activated charcoal
Fresh Step®	Scoopable cat litter with activated carbon; clay and crystals cat litter; Plus Dual Action Crystals® cat litter
Scoop Away®	Scoopable cat litter, cat litter plus crystals

International Products

Asia-Pacific



Armor All®	Auto-appearance products
Astra®	Rubber gloves
Bluebell®	Floor cleaner
Chux®	Magic Eraser cleaner, microfibre kitchen and bathroom mitts, cloths, rubber gloves, scourer sponges, superwipes
Clorox®	Bleach, laundry additives, cleaners
Ever Clean®	Scented and unscented cat litter
Glad®	Wrap, bake paper, foil trays, Handi-Covers plastic food covers, ice cube bags, microwave wrap, oven and roasting bags, Snap-Lock bags, TuckAway containers, Zip Slide bags, trash bags
Gumption®	Paste cleaner
Handy Andy®	Cleaners
Mono®	Aluminum foil
OSO®	Cling film, foil, food bags, trash bags
Prestone®	Brake fluid and coolant
STP®	Auto performance products
Yuhanrox®	Bleach, mildew remover
XLO®	Sponges

Latin America



Arco Iris®	Laundry additives
Arela®	Waxes
Armor All®	Auto-appearance products
Ayudín®	Bleach, laundry additives, cleaners, disinfecting sprays, spray and gel cleaners, toilet-bowl and bathroom cleaners
Bon Bril®	Cleaners, cleaning utensils, liquid household cleaners
Clorinda®	Bleach, brooms, cleaning utensils
Clorox®	Bleach, laundry additives, cleaners, disinfecting sprays, spray and gel cleaners, toilet-bowl and bathroom cleaners
Emperatriz®	Waxes
Lestoil®	Liquid household cleaners, bathroom cleaners
Límpido®	Bleach
Los Conejos®	Bleach, laundry additives
Lustrillo®	Cleaning utensils
Mistolín®	Cleaners, air fresheners
Mortimer®	Cleaning utensils
Pinoluz®	Cleaners
Poett®	Liquid household cleaners, toilet-bowl cleaners, air fresheners
Trenet®	Laundry additives

Many U.S. brands not listed above are also sold internationally. For more information about Clorox Company products, contact:

The Clorox Company
Attn.: Consumer Services
P.O. Box 24305
Oakland, CA 94623-1305
Phone 510-271-2299
E-mail: clorox@casupport.com

Clorox Leading Brands


Bags, Wraps & Containers
Other Home Care Brands
Dressings, Sauces & Seasonings
Clorox Home Cleaning
Cat Litter
Clorox Laundry Additives
Charcoal
Water Filtration
International
Auto Care

Clorox Begins and Ends With the Consumer

Building big-share brands in midsized categories …
brands that make people's lives easier, healthier and better.

Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements

The Board of Directors and Stockholders of The Clorox Company:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Clorox Company at June 30, 2006 and 2005, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended June 30, 2006 (not presented separately herein), and in our report dated August 22, 2006, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated in all material respects in relation to the consolidated financial statements from which it has been derived.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of The Clorox Company's internal control over financial reporting as of June 30, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 22, 2006 (not presented separately herein), expressed an unqualified opinion thereon.

Ernst + Young LLP

San Francisco, California
August 22, 2006

Stock Listing
The New York Stock Exchange lists The Clorox Company's common stock, which is identified by the symbol CLX.

Transfer Agent, Registrar and Dividend Disbursing Agent
Inquiries relating to stockholder records, change of ownership, change of address and the dividend reinvestment plan should be sent to:

Computershare
P.O. Box 43069
Providence, RI 02940-3069
781-575-2726
TDD 800-952-9245 for hearing impaired
www.computershare.com/equiserve

Stockholder Information Service
Shareholder.com offers the latest Clorox news. Stockholders can call 888-CLX-NYSE (259-6973) toll-free 24 hours a day to hear messages about Clorox, request company materials or get a 20-minute-delayed stock quote. For more information, visit www.TheCloroxCompany.com/investors.

Dividend Reinvestment Plan
Clorox offers holders of its common stock a dividend reinvestment plan. Investors who take advantage of the plan can purchase additional shares at no cost (most fees are paid by Clorox) through a voluntary cash investment plan. For more information or plan materials, call 888-CLX-NYSE (259-6973) or contact Computershare (see above).

Management Report on Internal Control Over Financial Reporting
Clorox management, under the supervision and with the participation of the interim chief executive officer and chief financial officer, has assessed the effectiveness of the company's internal control over financial reporting as of June 30, 2006, and concluded that it is effective. For more information, see Item 9A of the company's Annual Report on Form 10-K for the year ended June 30, 2006.

2006 Financial Information
The following pages of the Clorox 2006 Annual Report contain summary financial information. Full financial statements are provided in the company's 2006 proxy statement. Detailed financial information is available without charge through the following sources:

> The company's proxy statement, which will be mailed to all stockholders, is available at www.TheCloroxCompany.com.
> The company's Annual Report on Form 10-K for the year ended June 30, 2006, is available at www.TheCloroxCompany.com and through the SEC's EDGAR database. Printed copies are available by calling 888-CLX-NYSE (259-6973).

CEO/CFO Certifications
The most recent certifications by the company's interim chief executive officer and chief financial officer pursuant to sections 302 and 906 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to the company's Annual Report on Form 10-K. The company has also filed with the New York Stock Exchange the most recent annual CEO certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

Forward-Looking Statements
Except for historical information, matters discussed in the annual report are forward-looking statements and are based on management's estimates, assumptions and projections. Actual results could vary materially. Please review the "Risk Factors" and "Management's Discussion and Analysis" sections in the company's Annual Report on Form 10-K for the year ended June 30, 2006, and subsequent SEC filings, for factors that could affect the company's performance and cause results to differ materially from management's expectations. The information in this report reflected management's estimates, assumptions and projections as of Aug. 25, 2006. Clorox has not made updates since then and makes no representation, express or implied, that the information is still current or complete. The company is under no obligation to update any part of this document.

Condensed Consolidated Statements of Earnings

Years ended June 30 (dollars in millions, except share amounts)	2006	2005	2004
Net sales	$ 4,644	$ 4,388	$ 4,162
Cost of products sold	2,685	2,493	2,331
Gross profit	1,959	1,895	1,831
Selling and administrative expenses	631	551	543
Advertising costs	450	435	420
Research and development costs	99	88	84
Restructuring and asset impairment costs	1	36	11
Interest expense	127	79	30
Other (income) expense:			
Equity earnings and gain on exchange of Henkel Iberica, S.A.	-	(25)	(11)
Other, net	(2)	2	2
Earnings from continuing operations before income taxes	653	729	752
Income taxes on continuing operations	210	214	262
Reversal of deferred taxes from equity investment in Henkel Iberica, S.A.	-	(2)	-
Earnings from continuing operations	443	517	490
Discontinued operations:			
Gain on exchange	-	550	-
Earnings from exchanged businesses	1	37	87
Reversal of deferred taxes from exchanged businesses	-	6	-
Losses from Brazil operations	-	-	(4)
Income tax expense on discontinued operations	-	(14)	(24)
Earnings from discontinued operations	1	579	59
Net earnings	$ 444	$ 1,096	$ 549
Earnings per common share			
Basic			
Continuing operations	$ 2.94	$ 2.92	$ 2.31
Discontinued operations	0.01	3.28	0.28
Basic net earnings per common share	$ 2.95	$ 6.20	$ 2.59
Diluted			
Continuing operations	$ 2.89	$ 2.88	$ 2.28
Discontinued operations	0.01	3.23	0.28
Diluted net earnings per common share	$ 2.90	$ 6.11	$ 2.56
Weighted average common shares outstanding (in thousands)			
Basic	150,545	176,586	211,683
Diluted	153,001	179,176	214,371

Condensed Consolidated Balance Sheets

As of June 30 (dollars in millions, except share amounts)	2006	2005
Assets		
Current assets		
Cash and cash equivalents	$ 192	$ 293
Receivables, net	435	411
Inventories	292	323
Other current assets	88	63
Total current assets	1,007	1,090
Property, plant and equipment, net	1,004	999
Goodwill	744	743
Trademarks and other intangible assets, net	604	599
Other assets	257	186
Total assets	$ 3,616	$ 3,617
Liabilities and Stockholders' Deficit		
Current liabilities		
Notes and loans payable	$ 156	$ 359
Current maturities of long-term debt	152	2
Accounts payable	329	347
Accrued liabilities	474	614
Income taxes payable	19	26
Total current liabilities	1,130	1,348
Long-term debt	1,966	2,122
Other liabilities	547	618
Deferred income taxes	129	82
Total liabilities	3,772	4,170
Commitments and contingencies		
Stockholders' deficit		
Common stock: $1.00 par value; 750,000,000 shares authorized; 249,826,934 shares issued; and 151,298,366 and 151,683,314 shares outstanding at June 30, 2006 and 2005, respectively.	250	250
Additional paid-in capital	397	328
Retained earnings	3,939	3,684
Treasury shares, at cost: 98,528,568 and 98,143,620 shares at June 30, 2006 and 2005, respectively.	(4,527)	(4,463)
Accumulated other comprehensive net losses	(215)	(336)
Unearned compensation	-	(16)
Stockholders' deficit	(156)	(553)
Total liabilities and stockholders' deficit	$ 3,616	$ 3,617

Condensed Consolidated Statements of Stockholders' Equity (Deficit)

Dollars in millions, except share amounts	Common Stock Shares (000)	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Treasury Shares Shares (000)	Treasury Shares Amount	Accumulated Other Comprehensive Net (Losses) Gains	Unearned Compensation	Total	Total Comprehensive Income
Balance at June 30, 2003	249,827	$250	$255	$2,565	(36,150)	$(1,507)	$(339)	$(9)	$1,215	
Comprehensive income										
Net earnings				549					549	$ 549
Translation adjustments, net of tax of $1							3		3	3
Change in valuation of derivatives, net of tax of $2							(4)		(4)	(4)
Minimum pension liability adjustments, net of tax							66		66	66
Total comprehensive income										$ 614
Dividends				(229)					(229)	
Employee stock plans			46	(39)	4,275	157		(4)	160	
Treasury stock purchased					(4,963)	(220)			(220)	
Balance at June 30, 2004	249,827	250	301	2,846	(36,838)	(1,570)	(274)	(13)	1,540	
Comprehensive income										
Net earnings				1,096					1,096	$1,096
Share Exchange with Henkel KGaA					(61,387)	(2,843)			(2,843)	
Translation adjustments resulting from the Henkel KGaA exchange, net of tax of $(10)							21		21	21
Other translation adjustments, net of tax of $(2)							29		29	29
Change in valuation of derivatives, net of tax of $(3)							6		6	6
Minimum pension liability adjustments, net of tax							(118)		(118)	(118)
Total comprehensive income										$1,034
Dividends				(243)					(243)	
Employee stock plans			27	(15)	2,831	110		(3)	119	
Treasury stock purchased					(2,750)	(160)			(160)	
Balance at June 30, 2005	249,827	250	328	3,684	(98,144)	(4,463)	(336)	(16)	(553)	
Comprehensive income										
Net earnings				444					444	$ 444
Translation adjustments, net of tax of $(0)							2		2	2
Change in valuation of derivatives, net of tax of $(1)							1		1	1
Minimum pension liability adjustments, net of tax							118		118	118
Total comprehensive income										$ 565
Dividends				(174)					(174)	
Employee stock plans			85	(15)	2,015	71			141	
Reclassification upon adoption of Statement of Financial Accounting Standards No. 123-R, Share-Based Payment			(16)					16	-	
Treasury stock purchased					(2,400)	(135)			(135)	
Balance at June 30, 2006	249,827	$250	$397	$3,939	(98,529)	$(4,527)	$(215)	$-	$(156)	

Condensed Consolidated Statements of Cash Flows

Years ended June 30 (dollars in millions)	2006	2005	2004
Operating activities:			
Net earnings	$ 444	$ 1,096	$ 549
Deduct: Earnings from discontinued operations	1	579	59
Earnings from continuing operations	443	517	490
Adjustments to reconcile earnings from continuing operations to net cash provided by continuing operations:			
Depreciation and amortization	188	183	189
Share-based compensation	77	11	6
Deferred income taxes	(28)	(45)	26
Restructuring and asset impairment activities	-	38	11
Gain on exchange of Henkel Iberica, S.A.	-	(20)	-
Other	44	41	34
Changes in:			
Receivables, net	(29)	33	8
Inventories	26	(17)	(37)
Other current assets	(11)	5	-
Accounts payable and accrued liabilities	(50)	54	72
Income taxes payable	15	22	86
Settlement of income tax contingency	(151)	(94)	-
Pension contributions to qualified plans	(10)	-	(41)
Net cash provided by continuing operations	514	728	844
Net cash provided by discontinued operations	8	37	55
Net cash provided by operations	522	765	899
Investing activities:			
Capital expenditures	(180)	(151)	(170)
Businesses acquired	(16)	-	(13)
Proceeds from termination of investment in life insurance contract	41	-	-
Other	(6)	(3)	(51)
Net cash used for investing by continuing operations	(161)	(154)	(234)
Net cash used for investing by discontinued operations	-	-	(2)
Net cash used for investing activities	(161)	(154)	(236)
Financing activities:			
Notes and loans payable, net	(204)	68	(75)
Long-term debt borrowings	-	1,635	8
Long-term debt repayments	(29)	-	(215)
Proceeds from option exercise pursuant to Venture Agreement	-	133	-
Treasury stock acquired from related party, Henkel KGaA	-	(2,119)	(65)
Treasury stock purchased from non-affiliates	(135)	(160)	(155)
Cash dividends paid	(173)	(201)	(229)
Issuance of common stock for employee stock plans	79	93	111
Other	-	(1)	24
Net cash used for financing by continuing operations	(462)	(552)	(596)
Net cash used for financing by discontinued operations	-	-	(9)
Net cash used for financing activities	(462)	(552)	(605)
Effect of exchange rate changes on cash and cash equivalents	-	2	2
Net (decrease) increase in cash and cash equivalents	(101)	61	60
Cash and cash equivalents:			
Beginning of year	293	232	172
End of year	$ 192	$ 293	$ 232
Supplemental cash flow information:			
Cash paid for:			
Interest, net of amounts capitalized	$ 132	$ 81	$ 31
Income taxes, net of refunds	$ 373	$ 335	$ 81
Non-cash investing and financing activities:			
Share Exchange Agreement			
As part of the fiscal year 2005 Share Exchange Agreement, the Company obtained 61,386,509 shares of its common stock in exchange for businesses valued at $745 and cash.			
Dividends declared and accrued but not paid	$ 43	$ 42	$ -

Board of Directors

(as of Sept. 1, 2006)



Robert Matschullat [3]
Interim Chairman and
Chief Executive Officer



Gary Michael [1, 3, 5]
Interim Presiding Director
Retired Chairman of the Board and
Chief Executive Officer
Albertson's, Inc.



Daniel Boggan, Jr. [3, 4, 5]
Retired Senior Vice President
National Collegiate Athletic Association



Tully Friedman [2, 3, 4]
Chairman and Chief Executive Officer
Friedman Fleischer & Lowe, LLC



George Harad [2]
Retired Executive Chairman of the Board
OfficeMax Incorporated



Jan Murley [1, 4, 5]
Chief Executive Officer
The Boyds Collection, Ltd.



Lary Scott [1, 2]
Retired Executive Vice President
Arkansas Best Corporation



Michael Shannon [1, 2, 3]
President
MEShannon & Associates, Inc.



Pamela Thomas-Graham [4]
Group President
Liz Claiborne, Inc.



Carolyn Ticknor [2, 4]
Retired President – Imaging and
Printing Business
Hewlett-Packard Company

Board Committees

1 Audit (Gary Michael, Chair)
2 Management Development & Compensation (Michael Shannon, Chair)
3 Executive (Robert Matschullat, Interim Chair)
4 Finance (Tully Friedman, Chair)
5 Nominating & Governance (Daniel Boggan, Jr., Interim Chair)

Clorox Executive Committee

(as of Sept. 1, 2006)

Bob Matschullat
Interim Chairman and CEO

Larry Peiros
Group Vice President – Household

Beth Springer
Group Vice President – Specialty

Frank Tataseo
Group Vice President – Functional Operations

Warwick Every-Burns
Senior Vice President – International

Dan Heinrich
Senior Vice President – Chief Financial Officer

Jackie Kane
Senior Vice President – Human Resources & Corporate Affairs

Laura Stein
Senior Vice President – General Counsel & Corporate Secretary

All Clorox Executive Committee members are Section 16 officers



Clorox Executive Committee: *(Front from left)* Dan Heinrich, Warwick Every-Burns, Laura Stein. *(Back from left)* Jackie Kane, Frank Tataseo, Larry Peiros, Beth Springer, Bob Matschullat.

Clorox Leadership Committee

(as of Sept. 1, 2006)

All positions on Clorox Executive Committee, plus:

Tarang Amin
Vice President – Marketing, Laundry & Home Care;
Health & Welness Expansion Leader

Tim Bailey
Vice President – Product Supply

Tom Britanik
Vice President – General Manager, U.S. Auto Care

Wayne Delker
Vice President – Global Research & Development

Benno Dorer
Vice President – General Manager, Glad Products

Robin Evitts
Vice President – Chief Information Officer

Greg Frank
Vice President – General Manager, Brita & Canada

Derek Gordon
Vice President – Marketing

John Hommeyer
Vice President – Growth

Tom Johnson*
Vice President – Controller & Chief Accounting Officer

Grant LaMontagne
Vice President – Sales

Steve Robb
Vice President – Financial Planning & Analysis

George Roeth
Vice President – General Manager, Litter, Food & Charcoal

Glenn Savage
Vice President – General Manager, Laundry & Home Care

Keith Tandowsky
Vice President – Internal Audit

* Section 16 officer

The Clorox Company

1221 Broadway
Oakland, CA 94612
510-271-7000
www.TheCloroxCompany.com

To view this report in Spanish, visit:
www.TheCloroxCompany.com/investors.